Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

August 10, 2017

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Honda Motor Co., Ltd. Form 20-F for the fiscal year ended March 31, 2017 Filed June 22, 2017 File No. 001-07628

Dear Ms. Blye:

We have received the staff’s comment letter of August 7, 2017, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2017.

We are currently in process of collecting information which is relevant for preparation of our responses to your comments. Taking into account the estimated time required to complete information collection and analysis, we expect to be able to submit a response letter to the staff’s comments by September 4, 2017, and respectfully request that you permit us to submit our responses by this date.

Your kind understanding would be highly appreciated.

Very truly yours,

/s/ Eiji Fujimura
Eiji Fujimura General Manager of Finance Division
Honda Motor Co., Ltd.

cc:	Ms. Jennifer Hardy
(Special Counsel
Securities and Exchange Commission)

Mr. Izumi Akai
Mr. Keiji Hatano
Mr. Nicholas Cavallo
(Sullivan & Cromwell LLP)